Via Edgar

March 19, 2010

John A. Spitz
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

RE:      Investors Bancorp, Inc.
         Form 10-K for Fiscal Year Ended June 30, 2009
         Form 10-Q for Fiscal Quarter Ended September 30, 2009
         File No. 000-51557

Dear Mr. Spitz:

     This letter is in response to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter dated February 26, 2010 concerning the above referenced filings of Investors Bancorp, Inc. (the "Company").

     Set forth below are the Company's responses to the Securities and Exchange Commission's (the "SEC") comments (in bold):

Form 10-K for fiscal year ended June 30, 2009
---------------------------------------------

Item 1. Business
----------------

Allowance for Loan Losses, page 13
----------------------------------

     1. We note your disclosure on page 14 that your allowance for loan losses total $46.6 million at June 30, 2009. Please provide us as of June 30, 2009 and December 31, 2009, if available, and include in future filings the allocation of the allowance table required by Item IV.B of Industry Guide 3 for each of the last five years. Please also include the allocation of the allowance table in your interim periodic filings as well, beginning with your Form 10-Q for the period ended March 31, 2010.

Response: The requested allocation of the allowance table is attached in Exhibit A for June 30, 2009 and December 31, 2009. This table was included in our transitional Form 10-K for the six-month period ended December 31, 2009 and will be included in our interim periodic filings beginning with our Form 10-Q for the period ended March 31, 2010.

Mr. John A. Spitz
March 19, 2010
Page 2 of 7



Note 2 Business Combinations, page 75
-------------------------------------

     2. We note your disclosure on page 75 that you acquired American Bancorp of New Jersey, Inc. during the fiscal year for a purchase price of $98.2 million. Please provide to us and include in future filings, as applicable, the disclosures required by paragraph 51(e) and to 55 of SFAS 141.

Response: The Company will include the following in response to the staff's comment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for American Bancorp of New Jersey, Inc. ("American"):

                             At May 31, 2009
                              (In thousands)
Cash and cash equivalents                             $       43.2
Securities available-for-sale                                103.9
Loans receivable, net                                        470.8
Loans held-for-sale                                            6.6
Accrued interest receivable                                    2.5
Office properties and equipment, net                           8.1
Goodwill                                                      17.6
Intangible assets                                              3.9
Other assets                                                  37.0
                                                      ------------
   Total assets acquired                                     693.6
                                                      ------------
Deposits                                                    (518.2)
Borrowed funds                                               (71.7)
Other liabilities                                             (5.5)
                                                      ------------
   Total liabilities assumed                                (595.4)
                                                      ------------
Net assets acquired                                   $       98.2
                                                      ============

Pro forma results of operations including American for the year ended June 30, 2009 have not been presented as the acquisition did not have a material impact on the Company's operating results.

The Company has not identified any changes to the provisional amounts recorded in the American acquisition. In the event changes to the recorded amounts are identified, the Company will disclose information as required.

Note 4 Securities Held-To-Maturity, page 76
-------------------------------------------

     3. We note your disclosure on page 78 that the market value and amortized cost of your pooled trust preferred securities portfolio is $20.7

Mr. John A. Spitz
March 19, 2010
Page 3 of 7

          million at June 30, 2009. Considering the material impairment charge taken on the portfolio, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements of ASC 320-10-50 (paragraphs 38 and 42 of FSP 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

          o    single-issuer or pooled,
          o    class,
          o    book value,
          o    fair value,
          o    unrealized gain/loss,
          o    lowest credit rating assigned to the security,
          o    number of banks currently performing,
          o actual deferrals and defaults as a percentage of the original collateral,
          o expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about the assumption on recoveries for both deferrals and defaults), and
          o excess subordination as a percentage of the remaining performing collateral.

          Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response: The requested information regarding our pooled trust preferred security portfolio is attached in Exhibit B for June 30, 2009. This information will be included in future annual and interim filings.

     4. We note your disclosure on page 79 that you recorded $1.3 million credit related impairment charge during the quarter ended June 30, 2009 on your pooled trust preferred securities portfolio. Please revise future interim and annual filings to include the disclosures required by ASC 320-10-50 (paragraph 43 of FSP 115-2/124-2) for credit losses recognized in earnings.

Response: The Company will include the disclosures required by ASC 320-10-50 (paragraph 43 of FSP 115-2/124-2) for credit losses recognized in earnings in future interim and annual filings.

Mr. John A. Spitz
March 19, 2010
Page 4 of 7

Note 15. Fair Value Measurements, page 95
-----------------------------------------

5. We note your disclosure on page 97 that for your impaired loans, fair value is estimated through current appraisals, and adjusted as necessary, by management, to reflect current market conditions. Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans, both performing and impaired. If this policy varies by loan type please disclose that also. Describe any adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response: For commercial real estate, construction and multi-family loans, the Company obtains an appraisal for all collateral-dependent loans upon origination and an updated appraisal in the event interest or principal payments are 90 days delinquent or when the timely collection of such income is considered doubtful. Thereafter, in the event the most recent appraisal does not reflect the current market conditions due to the passage of time and other factors, management will obtain an updated appraisal or make downward adjustments to the existing appraised value based on their knowledge of the property, local real estate market conditions, recent real estate transactions, and for estimated selling costs, if applicable.

For homogeneous residential mortgage loans, the Company's policy is to obtain an appraisal upon the origination of the loan and an updated appraisal in the event a loan becomes 90 days delinquent. Thereafter, the appraisal is updated every two years if the loan remains in non-performing status and the foreclosure process has not been completed. Management does not typically make adjustments to the appraised value of residential loans other than to reduce the value for estimated selling costs, if applicable.

In determining the allowance for loan losses, management believes the potential for outdated appraisals has been mitigated for impaired loans and other non-performing loans, as the loans are individually assessed to determine that the loan's carrying value is not in excess of the fair value of the collateral.


Form 10-Q for the period ended September 30, 2009
-------------------------------------------------

Note 4 Loans Receivable, Net, page 82
-------------------------------------

     6. Similar to the disclosures provided on page 83 of your Form 10-K, please revise your future filings beginning with your next Form 10-Q to disclose your individually impaired loans and related allowance disclosures required by ASC 310-10-50-15. Please also provide us with these disclosures as of September 30, 2009 and December 31, 2009.

Mr. John A. Spitz
March 19, 2010
Page 5 of 7


Response: At December 31, 2009, loans meeting the Company's definition of an impaired loan were primarily collateral dependent and totaled $48.4 million, of which $35.7 million of impaired loans had a related allowance for credit losses of $8.9 million and $12.7 million of impaired loans had no related allowance for credit losses. At September 30, 2009 loans meeting the Company's definition of an impaired loan were primarily collateral-dependent and totaled $49.9 million of which $28.3 million of impaired loans had a related allowance for credit losses of $7.5 million and $21.7 million of impaired loans had no related allowance for credit losses.

The Company will include similar disclosure in its future filings.

                                      * * *

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the information set forth in this letter is responsive to the staff's comments. If you have any questions or need additional information, please call me at (973) 924-5184.

                                   Sincerely,


                                   /s/Thomas F. Splaine, Jr.
                                   Thomas F. Splaine, Jr.
                                   Senior Vice President and
                                   Chief Financial Officer

Enclosures
cc:    Kevin Cummings, President and Chief Executive Officer-
          Investors Bancorp, Inc.
       Lindsay Bryan, SEC
       John Gorman, Esq.
       Marc Levy, Esq.

                                                                      Exhibit A

                             Investors Bancorp, Inc.

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.


                                                          December 31,                              June 30,
                                                  ------------------------------        -------------------------------------
                                                              2009                                   2009
                                                  ------------------------------        -------------------------------------
                                                                    Percent of                             Percent of
                                                                     Loans in                               Loans in
                                                   Allowance           Each             Allowance             Each
                                                    for Loan        Category to          for Loan          Category to
                                                     Losses         Total Loans           Losses           Total Loans
                                                  -------------     ------------        -----------        ------------
                                                                    (Dollars in thousands)
End of period allocated to:
Residential mortgage loans                      $     13,741       $    71.76 %        $  10,841               76.30 %
Multi-family                                           3,227             9.21 %            1,518                7.82 %
Commercial                                            10,208            10.97 %            6,223                7.02 %
Construction loans                                    25,194             5.03 %           23,437                5.62 %
Commercial and industrial                                558             0.35 %              351                0.25 %
Consumer and other loans                                 510             2.68 %              459                2.99 %
Unallocated                                            1,614                               3,779
                                                  -------------     ------------        -----------        ------------
    Total allowance                             $     55,052             100.00 %      $  46,608              100.00 %
                                                  =============     ============       ============        ==========



                                                             June 30,
                                                  -----------------------------
                                                              2008
                                                  -----------------------------
                                                                    Percent of
                                                                     Loans in
                                                   Allowance           Each
                                                    for Loan       Category to
                                                     Losses         Total Loans
                                                  -------------     -----------
                                                       (Dollars in thousands)
End of period allocated to:
Residential mortgage loans                      $     4,585              85.97 %
Multi-family                                            223               1.77 %
Commercial                                            1,454               3.06 %
Construction loans                                    4,836               5.58 %
Commercial and industrial                               --                  -- %
Consumer and other loans                                254               3.62 %
Unallocated                                           2,213
                                                  -------------     ------------

    Total allowance                                $  13,565            100.00 %
                                                  =============     ===========

                                                                                    June 30,
                                                  ----------------------------------------------------------------------
                                                              2007                                   2006
                                                  ------------------------------         ------------------------------
                                                                     Percent of                               Percent of
                                                                      Loans in                                Loans in
                                                  Allowance             Each              Allowance            Each
                                                   for Loan           Category to          for Loan           Category to
                                                     Losses          Total Loans            Losses           Total Loans
                                                  -----------        -----------         ------------       -----------
                                                                             (Dollars in thousands)
  End of period allocated to:
  Residential mortgage loans                       $   3,444              88.14 %         $    2,910             90.33 %
  Multi-family and commercial                            956               3.03 %              1,591              2.65 %
  Construction loans                                   1,896               4.25 %                820              2.22 %
  Consumer and other loans                               247               4.58 %                354              4.80 %
  Unallocated                                            408                                     694
                                                  -----------        -----------         ------------       -----------

    Total allowance                                $   6,951             100.00 %         $    6,369            100.00 %
                                                  ===========        ===========         ============       ===========

                                                           June 30,
                                                 -----------------------------
                                                           2005
                                                  ----------------------------
                                                                   Percent of
                                                                    Loans in
                                                Allowance             Each
                                                 for Loan           Category to
                                                   Losses          Total Loans
                                                -----------        -----------
                                                       (Dollars in thousands)
  End of period allocated to:
  Residential mortgage loans                     $   4,249              94.48 %
  Multi-family and commercial                          712               0.95 %
  Construction loans                                    28               0.35 %
  Consumer and other loans                             248               4.22 %
  Unallocated                                          486
                                                -----------        -----------

    Total allowance                              $   5,723             100.00 %
                                                ===========        ===========

                                                                  Exhibit B
                             Investors Bancorp, Inc.

The following table summarizes the Company's pooled trust preferred securities which are at least one rating below investment grade as of June 30, 2009. In addition, at June 30, 2009 the Company held 3 pooled trust preferred securities with a book value of $5.8 million and a fair value of $6.3 million which are investment grade. The Company does not own any single-issuer trust preferred securities.

                                                                                                    Current
                                                                                                   Deferrals       Expected
                                                                                     Number of   and Defaults   Deferrals and
(Dollars in 000's)                                                     Unrealized     Issuers      as a % of    Defaults as a %
                                                                          Gains      Currently       Total       of Remaining
        Description             Class      Book Value     Fair Value    (Losses)    Performing    Collateral    Collateral (1)
---------------------------- ------------ -------------- ------------- ------------ ------------ -------------- ---------------
Alesco PF II                 B1           $    140.6     $    104.0    $    (36.6)           36          20.6%         35.5%
Alesco PF III                B1                275.6          400.0         124.4            44          21.5          32.3
Alesco PF III                B2                110.2          160.0          49.8            44          21.5          32.3
Alesco PF IV                 B1                211.2          160.0         (51.2)           57          19.8          33.6
Alesco PF VI                 C2                253.2          177.4         (75.8)           60          16.7          62.2
MM Comm III                  B               1,383.3        2,649.8       1,266.5            11           8.4          44.5
MM Comm IX                   B1                 42.5           40.0          (2.5)           25          28.3          63.0
MMCaps XVII                  C1                588.4          563.5         (24.9)           46          14.0          34.3
MMCaps XIX                   C                 390.6          400.0           9.4            42          17.7          57.4
Tpref I                      B               1,170.0          898.9        (271.1)           15          41.3          62.5
Tpref II                     B               1,998.6        1,280.0        (718.6)           26          24.8          60.1
US Cap I                     B2                425.2          270.0        (155.2)           40           9.0          26.4
US Cap I                     B1              1,253.2          810.0        (443.2)           40           9.0          26.4
US Cap II                    B1                566.4          450.0        (116.4)           54           9.0          24.6
US Cap III                   B1                796.1          798.0           1.9            40          17.3          34.4
US Cap IV                    B1                715.6          800.0          84.4            57          24.3          53.6
Trapeza XII                  C1                627.9          575.0         (52.9)           40          17.0          53.8
Trapeza XIII                 C1                554.0          500.0         (54.0)           55          12.9          47.5
Pretsl IV                    Mezzanine         101.2          115.9          14.7             5          27.1          48.0
Pretsl V                     Mezzanine          18.9           57.9          39.0             4          20.4          74.3
Pretsl VII                   Mezzanine         944.2          225.4        (718.8)           13          46.9          62.4
Pretsl XV                    B1                477.8          618.7         140.9            65          17.3          25.7
Pretsl XVII                  C                 276.8          274.1          (2.7)           51          16.9          40.8
Pretsl XVIII                 C                 560.2          537.1         (23.1)           68          17.3          38.8
Pretsl XIX                   C                 183.1          150.2         (32.9)           70          13.7          30.6
Pretsl XX                    C                 141.1          124.6         (16.5)           63          13.7          35.5
Pretsl XXI                   C1                140.8          130.2         (10.6)           65          18.4          35.6
Pretsl XXIV                  C1                383.6          357.4         (26.2)           82          20.6          38.0
Pretsl XXV                   C1                114.8          126.2          11.4            65          20.3          45.9
Pretsl XXVI                  C1                 85.5           89.8           4.3            69          16.5          36.1
                                          ----------     ----------    ----------
                                         $  14,930.6    $  13,844.1   $  (1,086.5)


                                    Excess
                               Subordination        Moody's/
                                as a % of            Fitch
(Dollars in 000's)              Performing          Credit
   Description                  Collateral(2)       Ratings
 ----------------------------  --------------    ------------
Alesco PF II                          0.0%          Ca/CC
Alesco PF III                         0.0           Ca/CC
Alesco PF III                         0.0           Ca/CC
Alesco PF IV                          0.0           Ca/CC
Alesco PF VI                          0.0           Ca/CC
MM Comm III                          23.3          Baa3/B
MM Comm IX                            0.0         Caa3/CC
MMCaps XVII                           0.0           Ca/CC
MMCaps XIX                            0.0          Caa3/C
Tpref I                               0.0        Caa3/CCC
Tpref II                              0.0         Caa3/CC
US Cap I                              0.0         Caa1/CC
US Cap I                              0.0         Caa1/CC
US Cap II                             0.0           Ca/CC
US Cap III                            0.0           Ca/CC
US Cap IV                             0.0           Ca/CC
Trapeza XII                           0.0           Ca/CC
Trapeza XIII                          4.2        Caa3/CCC
Pretsl IV                            20.0            Ca/B
Pretsl V                             24.4           Ba3/A
Pretsl VII                            0.0           Ca/CC
Pretsl XV                             0.0           Ca/CC
Pretsl XVII                           0.0           Ca/CC
Pretsl XVIII                          0.0          Ca/CCC
Pretsl XIX                            0.0           Ca/CC
Pretsl XX                             0.1           Ca/CC
Pretsl XXI                            0.0           Ca/CC
Pretsl XXIV                           0.0         Caa3/CC
Pretsl XXV                            0.0            Ca/C
Pretsl XXVI                           0.0           Ca/CC



(1) At June 30, 2009, assumed recoveries for deferrals and defaulted issuers are zero.

(2) Excess subordination represents the amount of remaining performing collateral that is in excess of the amount needed to payoff a specified class of bonds and all classes senior to the specified class. Excess subordination reduces an investor's potential risk of loss on their investment as excess subordination absorbs principal and interest shortfalls in the event underlying issuers are not able to make their contractual payments.